Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

November 25, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 25, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Merchants Bancorp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, Each Representing a 1/40th Interest in a Share of 7.625% Fixed Rate Series E Non-Cumulative Perpetual Preferred Stock, without par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,